August 20, 2013

VIA EDGAR AND OVERNIGHT DELIVERY	WRITER’S DIRECT LINE (213) 683-9137 (213) 683-5137 FAX Rob.Knauss@mto.com

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simon Worldwide, Inc.
Amendment to Registration Statement on Form S-1
Filed August 6, 2013
File No. 333-189020

Dear Mr. Reynolds:

On behalf of Simon Worldwide, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated August 16, 2013 (the “Comment Letter”) relating to the Company’s above-referenced Registration Statement on Form S-1 (File No. 333-189020), initially filed on May 31, 2013 (the “Registration Statement”), as amended on July 15, 2013, and as further amended on August 6, 2013 (the Registration Statement as amended on August 6, 2013, “Amendment No. 2”). We have been authorized by the Company to provide the responses contained in this letter on its behalf.

The Company is concurrently filing, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which contains changes to the Registration Statement to reflect responses to the Staff’s comments set forth in the Comment Letter.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

August 20, 2013

For the convenience of the Staff, we are supplementally providing four (4) blacklined copies, complete with exhibits, of Amendment No. 3, marked to show changes from Amendment No. 2 filed on August 6, 2013.

For your convenience, we have inserted each of the comments from the Comment Letter in bold italicized text below, and have followed each comment with the Company’s response in plain text. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 3.

Use of Proceeds, page 23

1. Please provide a more detailed use of proceeds if you raise less than 100% of the offering. Since there is no minimum, provide the use of proceeds at 75%, 50%, 25% and less than 25% of the maximum. Consider providing such disclosure in tabular format.

RESPONSE TO COMMENT 1

The Company has revised the disclosures on pages 23 and 24 to reflect the Staff’s comment.

2. We note that some of the proceeds may be allocated to employee salaries. Please disclose whether these proceeds may be used to pay salaries of your executive officers and/or directors.

RESPONSE TO COMMENT 2

The Company has revised the disclosures on pages 23 and 24 to reflect the Staff’s comment.

Business, page 25

3. We note the revisions made in response to comment seven from our letter dated July 26, 2013. Please discuss in greater detail the royalty payments. For instance, if there is a royalty rate, disclose the potential range of royalty payments (for example, “low single digits,” “high single digits,” or a range not to exceed ten percent). If there are a number of milestone royalty payments, disclose the amount paid to date and the maximum total amount to be paid over the term of the agreement. Also, disclose the performance milestones.

RESPONSE TO COMMENT 3

The Company has revised the disclosures on page 30 to reflect the Staff’s comment.

Information Incorporated by Reference, page 48

4. Please update to include the most recent Form 10-Q.

RESPONSE TO COMMENT 4

The Company has revised the disclosures on pages 8, 9, 26, 37-39, and 48 to reflect the Staff’s comment.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

August 20, 2013

Exhibits Index

5. Please revise the exhibits index to reflect the confidential treatment request submitted for Exhibit 10.33. See Staff Legal Bulletin No. 1.

RESPONSE TO COMMENT 5

The Company has revised the exhibits index to reflect the Staff’s comment.

Please do not hesitate to contact me at (213) 683-9137 with any questions or comments regarding this response letter or Amendment No. 3. Thank you for your assistance.

Very truly yours,

/s/ Robert B. Knauss

Robert B. Knauss

Enclosures

RBK:MEG

cc:	Greg Mays, Chief Executive Officer (w/o encls.) Anthony Espiritu, Chief Financial Officer and Controller (w/o encls.) Terrence Wallock, Acting General Counsel and Secretary (w/o encls.)

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